SQUIRE, SANDERS & DEMPSEY L.L.P. 4900 Key Tower 127 Public Square Cleveland, Ohio 44114	WACHTELL, LIPTON, ROSEN & KATZ 51 West 52nd Street New York, New York 10019

Office: Fax:	+1.216.479.8500 +1.216.479.8780	Office: Fax:	+1.212.403.1000 +1.212.403.2000

September 15, 2008

VIA EDGAR AND COURIER

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Chambre Malone, Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Ashland Inc.

Registration Statement on Form S-4

Filed August 8, 2008

File No. 333-152911

Dear Ms. Hardy, Mr. Gordon and Ms. Malone:

We are in receipt of your letter dated September 4, 2008 (the “September 4 Letter”) setting forth comments with respect to the above-referenced Registration Statement on Form S-4 (the “Original Form S-4”). On behalf of our respective clients, set forth below are the responses of Ashland Inc. (“Ashland”) and Hercules Incorporated (“Hercules”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the September 4 Letter. The responses to the Staff’s comments are provided in the order in which the comments were set out in the September 4 Letter and are numbered correspondingly. For convenience, the Staff’s comment precedes each response.

References in this response letter to section headings refer to section headings in Amendment No. 1 to Ashland’s Registration Statement on Form S-4 (“Amendment No. 1”), as filed concurrently with this response letter via EDGAR submission. Amendment No. 1 reflects changes made in response to the Staff’s comments and other appropriate changes and updating information. We are also providing to the Staff three courtesy unmarked copies of Amendment No. 1 and three courtesy copies of Amendment No. 1 that are marked to show changes from the Original Form S-4. Unless otherwise indicated, all references to page numbers in the below responses to your comments are to pages of the marked version of Amendment No. 1 provided herewith.

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Chambre Malone, Attorney

General

1.	Please provide us with copies of all materials prepared by Hercules’ financial advisor and provided to Hercules’ board of directors or its representatives. In particular, please provide us with copies of the board books and all transcripts, summaries and video presentation materials. We may have further comment based on our review of these materials.

Response: Under separate submission, counsel to Credit Suisse Securities (USA) LLC is providing the Staff with a copy of the discussion materials, dated June 19, 2008 and July 9, 2008, discussed with the Hercules board of directors, together with a request for confidential treatment under the Freedom of Information Act.

2.	Please provide us with all financial projections and forecasts that were prepared by the parties or their financial advisors and exchanged with the other party to the transaction. Please note that any such material exchanged forecasts may be required to be disclosed in your filing.

Response: Copies of financial projections and forecasts that were prepared by each party or their financial advisors and exchanged with the other party to the transaction, together with requests for confidential treatment under the Freedom of Information Act, are being delivered to the Staff via courier.

3.	Please file on EDGAR the form of letter of transmittal and related documents, including the consideration election form relating to exercise of the stock options.

Response: The forms of letter of transmittal and the consideration election letter relating to the exercise of the stock options are filed as Exhibit 1 and Exhibit 2, respectively, to this response letter via EDGAR correspondence.

Cover Page of the Prospectus/Letter to Shareholders

4.	Please limit the cover page of your prospectus to one page. See Item 501(b) of Regulation S-K.

Response: The cover page of the prospectus/letter to shareholders has been revised such that it will be only one page in length, once the preliminary legend is removed.

5.	Please revise the first bullet point to describe the transaction clearly and succinctly. Instead of focusing the existence of merger subs or the mechanics of the transaction, please simply state that Ashland will acquire Hercules.

Response: The first bullet point of the cover page of the prospectus/letter to shareholders has been revised in response to the Staff’s comment.

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Chambre Malone, Attorney

Summary, page 5

6.	Please disclose the number of shares you expect to issue in the merger in exchange for outstanding stock and quantify the total amount of consideration to be received. Include the amount of cash that Ashland is expected to pay in the merger. Please also disclose the amount of outstanding Hercules stock options, restricted stock, restricted stock units, convertible debentures and warrants that may be converted on pages 5 and 6.

Response: In response to the Staff’s comment, this disclosure has been added under the “Summary” on pages 5 and 6.

7.	Please identify the proposed executive officers and directors of Ashland after the merger.

Response: In response to the Staff’s comment, a new subsection regarding the proposed executive officers and directors of Ashland after the merger has been added under the “Summary” on page 14.

What Hercules shareholders will receive in the merger, page 5

8.	Please revise your disclosure to include a statement explaining that the shareholders will not know the market value of the merger consideration at the time they cast their votes at the special meeting. Please provide a cross-reference to the risk factor on page 15 that discusses this issue.

Response: In response to the Staff’s comment, the disclosure on page 5 has been revised and a cross-reference to the applicable risk factor has been included.

Termination Fees, page 11

9.	Please disclose that Hercules is required to pay up to $12.5 million of Ashland’s fees incurred in connection with the proposed merger transaction if a takeover proposal is made and not withdrawn under certain conditions, even if a definitive merger agreement is not signed with the other third party.

Response: In response to the Staff’s comment, such disclosure has been added to page 11 under the “Summary.”

Comparative Per Share Data, page 24

10.	It is unclear whether the information provided for Hercules in the column titled “Year Ended September 30, 2007” represents information for the year ended December 31, 2007 in a manner similar to that used for your pro forma information as described in footnote 1 on page 103. Please revise to clarify how you determined the historical amounts presented for Hercules.

Response: In response to the Staff’s comment, we have provided additional disclosure to clarify how we determined the historical amounts presented for Hercules in the table on page 25.

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Chambre Malone, Attorney

11.	Please revise to clarify how you calculated book value per common share.

Response: In response to the Staff’s comment, we have provided additional disclosure to clarify how we calculated book value per common share by adding a footnote 3 in the table on page 25.

The Merger, page 29

Background

12.	Please disclose which party made the initial contact about the possibility of a business combination and disclose why the other party was selected.

Response: In response to the Staff’s comment, such disclosure has been added to page 30 under “Background of the Merger.”

13.	Please discuss the strategic alternatives that were discussed at the March 15, 2007 meeting and disclose why they were not pursued.

Response: In response to the Staff’s comment, the disclosure on page 31 under “Background of the Merger” has been revised to disclose the strategic alternatives discussed at the March 15, 2007 meeting and why they were not pursued.

14.	Please discuss why Hercules terminated its transaction discussions at the April 2007 meeting.

Response: In response to the Staff’s comment, such disclosure has been added to page 31 under “Background of the Merger.”

15.	Please discuss why each company decided to resume discussions in June 2007.

Response: In response to the Staff’s comment, such disclosure has been added to page 32 under “Background of the Merger.”

16.	Please discuss the alternative transactions Ashland considered at the May 17, 2007, August 16, 2007 and November 16, 2007 meetings and why they were not pursued.

Response: In response to the Staff’s comment, a discussion of alternative transactions considered at the Ashland board’s meetings of May 17, 2007 and November 15, 2007 and why they were not pursued has been added under the “Background of the Merger” (on pages 31 and 33), as well as the alternative transactions considered at the Hercules board’s August 16, 2007 meeting and why they were not pursued (on page 32).

17.	Please discuss why Credit Suisse and Ashland decided to resume discussions in May 2008.

Response: In response to the Staff’s comment, such disclosure has been added to page 33 under “Background of the Merger.”

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Chambre Malone, Attorney

18.	Please discuss why no confidentiality agreement was executed between Hercules and the third party in June 2008.

Response: In response to the Staff’s comment, such disclosure has been added to page 34 under “Background of the Merger.”

Recommendation of the Hercules Board of Directors; Reasons for the Merger, page 36

19.	Please identify and describe the various potential strategic benefits and synergies the board considered in its decision in the second bullet.

Response: In response to the Staff’s comment, such disclosure has been added to page 38 under “Recommendation of the Hercules Board of Directors; Reasons for the Merger.”

Hercules Analyses, page 42

Hercules Selected Companies Analysis, page 42

20.	Please revise your disclosure to state whether any companies were not selected for inclusion in the analysis despite meeting the criteria. If applicable, disclose the basis for such exclusion. Please also comply with this comment in the section entitled “Ashland Selected Companies Analysis” on page 44.

Response: In response to the Staff’s comment, additional disclosure has been added to page 44 and page 46 clarifying that the analyses included all companies identified that met the criteria for inclusion.

Miscellaneous, page 46

21.	Please disclose the amount of fees Credit Suisse has received or will receive both as an aggregate amount and the amount that is contingent upon the completion of the merger.

Response: In response to the Staff’s comment, additional disclosure has been added to page 47 disclosing the amount of fees Credit Suisse has received or will receive upon the completion of the merger.

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Chambre Malone, Attorney

Material U.S. Federal Income Tax Consequences, page 55

22.	Please delete the first sentence of the last paragraph since it implies that investors cannot rely on the information by stating that the discussion is merely a general summary or incomplete analysis of the federal income tax consequences of the transaction.

Response: In response to the Staff’s comment, the subject sentence has been deleted (see page 57).

Employee Matters, page 58

23.	Please revise your disclosure to identify, by proper name, the Ashland employee benefit plans under which Hercules employees will receive credit for their years of service.

Response: In response to the Staff’s comment, the disclosure on page 60 under “Employee Matters” has been revised.

The Merger Agreement, page 63

24.	Please revise the disclaimer in the last sentence of the third paragraph. Please be advised that security holders are entitled to rely solely on the disclosure in your filing.

Response: In response to the Staff’s comment, the disclaimer in the last sentence of the third paragraph under “The Merger Agreement” on page 64 has been deleted.

Comparative Rights of Ashland Shareholders and Hercules Shareholders, page 81

25.	Please delete the last sentence of the third paragraph, as it implies that other material differences may exist apart from those provided in your disclosure. Please be advised that you are required to explain any material differences between the rights of the security holders. See Part I, Item 4(a)(4) of Form S-4.

Response: In response to the Staff’s comment, the above-referenced sentence has been deleted (see page 82).

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Chambre Malone, Attorney

Unaudited Pro Form Combined Condensed Financial Information, page 99

Unaudited Pro Forma Combined Condensed Balance Sheet, page 100

26.	Please breakout the shareholders’ equity section into its separate components on the face of the pro forma balance sheet, so that readers can better understand the changes that are occurring. Please also show the number of shares authorized, issued and outstanding on an historical and pro forma basis.

Response: In response to the Staff’s comment, we have updated the disclosure on page 101 to provide for a breakout of shareholders’ equity into its separate components, including the number of shares authorized, issued and outstanding on an historical and pro forma basis.

Unaudited Pro Forma Combined Condensed Statements of Income, pages 101 and 102

27.	Please reconcile in a footnote your pro forma basic earnings per share to your pro forma diluted earnings per share. Please also disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40(c) of SFAS 128.

Response: In response to the Staff’s comment, we have updated the disclosure by adding footnote (w) on page 113 to provide for a reconciliation of pro forma basis earnings per share to pro forma diluted earnings per share. Within this new footnote, we have also disclosed the number of additional shares, by type, that could potentially dilute pro forma basis EPS in the future and that were not included in the computation of pro forma diluted EPS because to do so would have been anti-dilutive for the periods presented.

28.	It appears that some of the figures presented in the columns titled “Hercules Historical” on pages 101 and 102 are not consistent with the amounts presented in Hercules historical financial statements for the periods described in the first paragraph of Note 1 on page 103. For example, selling, general and administrative expenses for the year ended December 31, 2007 were approximately $377 million per your audited income statement included in your Form 10-K. However, the amount presented on page 101 for the same period is $335 million. Please revise your pro forma financial statements as necessary and/or revise your footnotes to explain the reasons for any discrepancies.

Response: Hercules historical information presented herein has been adjusted on a retrospective basis for the change in method of accounting for Hercules’ U.S. and U.K. qualified defined benefit pension plans. When factoring in the effect of these adjustments, as further disclosed by Hercules in its Form 8-K filing on July 30, 2008, the amounts presented in the columns titled “Hercules Historical” on pages 102 and 103 are consistent with the amounts presented in the historical Hercules financial statements as adjusted. We have revised our filing to note such adjustments, as inserted in a footnote inserted at the bottom on pages 102 and 103 of the unaudited pro forma combined condensed statements of income.

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Chambre Malone, Attorney

29.	Please revise to present interest income separate from interest expense for all periods presented.

Response: In response to the Staff’s comment, we have updated the disclosure on pages 102 and 103 to provide for a breakout between interest income and interest expense within the unaudited pro forma combined condensed statements of income.

Note 1 – Basis of Pro Forma Presentation, page 103

30.	Please disclose the number of estimated outstanding shares of Hercules common stock and the number of outstanding Hercules restricted stock units assumed for purposes of calculating the total estimated purchase price.

Response: In response to the Staff’s comment, we have updated Notes 1(a)(2) and 1(a)(3) on page 104 to disclose the estimated outstanding shares of Hercules common stock and the number of outstanding Hercules restricted stock units assumed for purposes of calculating the total estimated purchase price.

Note 2 – Pro Forma Adjustments, page 105

31.	It is not clear how adjustment 2(a) to the cash balance reflecting the payment of $4 million in cash is calculated. Please revise to clearly disclose how you have calculated a price of $22.59 per outstanding restricted stock unit of Hercules.

Response: In response to the Staff’s comment, we have revised our disclosure to adjustment 2(a) on page 106 to more clearly illustrate how we have calculated the price of $22.59 per outstanding restricted stock unit of Hercules.

32.	Regarding the payment of $13 million in cash in exchange for certain stock options (adjustment 2(a)), please clearly disclose here how this amount is calculated instead of referring the reader to page 48.

Response: In response to the Staff’s comment, we have revised our disclosure to adjustment 2(a) on page 106 to more clearly illustrate how we have calculated the payment of $13 million in cash paid for certain Hercules stock options.

33.	We note that adjustment 2(f) included an increase to asbestos insurance receivable of $35 million. You indicate that the amount was determined by assessing the total asbestos liability that will be subjected to “potential reimbursement” and internally estimating the expected proceeds that will be reimbursable due to these projected future asbestos payments. Please tell us how you determined that realization of this claim for recovery was probable. Please note that if this claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable.

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Chambre Malone, Attorney

Response: Similar to Ashland, Hercules maintains insurance coverage for certain of the litigation defense and claim settlement costs incurred in connection with its asbestos claims. The adjustments to Hercules’ asbestos litigation obligation as further described in adjustment 2(f) result in total projected payments that will exceed the required threshold to access certain of the Hercules insurance coverage. Accordingly, we have provided for the portion of the future estimated payments that will become reimbursable to Hercules under its pre-existing insurance coverage agreements. The value recorded as a receivable represents the value of probable insurance recoveries associated with Hercules’ adjusted asbestos liability based upon Ashland’s assessment of the publicly available terms of the applicable insurance coverage, and our historical experience. The assumed insurance recoveries are currently not the subject of any litigation. Accordingly, we have modified adjustment 2(f) on page 108.

34.	Please enhance your disclosure of adjustments 2(l) and 2(n) to clearly disclose how the adjustments are calculated. For example, you should show the calculation you used to arrive at the adjustment amounts to record additional depreciation and amortization expense by showing a breakdown of the assets and corresponding useful lives.

Response: In response to the Staff’s comment, we have revised our disclosure to adjustment 2(l) on pages 109 and 110 and adjustment 2(n) on pages 110 and 111 to more clearly disclose how the adjustment was calculated.

35.	Regarding adjustment 2(o), please show precisely how you are arriving at the interest cost for new debt issuances as well as the historical interest cost amounts. Please disclose the amount of each debt being repaid or issued multiplied times its interest rate to arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For debt that incurs interest at a variable rate, you should disclose whether you used the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect or the rate as of the given date. If you used the rate as of a given date, please also disclose the date used. Please also disclose the interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%). For variable rate loans, please disclose the impact of a 1/8% change in the rate on your pro forma earnings.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 111 and 112 to precisely illustrate how we arrived at interest cost for the new debt issued and Hercules’ historical interest costs by debt instrument. In addition, we have disclosed the assumed interest rates for both variable and fixed debt instruments and provided sensitivity analysis on a 1/8% change in the variable interest rates.

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Chambre Malone, Attorney

36.	Please disclose in adjustment 2(v) the assumptions used to record the fair value of the Hercules outstanding warrants.

Response: In response to the Staff’s comment, we have revised adjustment 2(v) on pages 112 and 113 to disclose the assumptions used to record the fair value of the Hercules outstanding warrants.

Part II. Information Not Required in Prospectus, page II-1

Item 20. Indemnification of Directors and Officers, page II-3

37.	We note your disclosure that you have entered into indemnification agreements with each of your directors. Please describe the material terms of these agreements in this section.

Response: In response to the Staff’s comment, the material terms of the director indemnification agreements have been disclosed on page II-3 under Item 20. “Indemnification of Directors and Officers.”

Item 21. Exhibits and Financial Schedules

Exhibit 4.1

38.	Please either file this information or incorporate it by reference.

Response: Ashland does not have any instruments with respect to long-term debt in which the total amount of securities authorized thereunder exceeds 10% of the total assets of Ashland and its subsidiaries on a consolidated basis. As such and pursuant to Item 601(b)(4)(iii) of Regulation S-K, Ashland respectfully submits that it is not required to file its long-term debt instruments if it files an agreement to furnish a copy of any such agreement to the Commission upon request, as is contained in the description of Exhibit 4.1 of the Original Form S-4.

Exhibit 5

39.	Please be advised that counsel may limit its opinion to state corporate law, however, it may not limit its opinion to exclude state corporate case law. Please revise the opinion accordingly.

Response: In response to the Staff’s comment, the revised opinion is filed as Exhibit 5 to this Amendment No. 1.

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Chambre Malone, Attorney

We appreciate the Staff’s attention to this filing and the opportunity to respond to the Staff’s comments. If you have further written comments or wish to discuss the foregoing responses to your comments, please direct them to, or contact, Jeff Margulies at (216) 479-8750/fax: (216) 479-8780 or Abby Brown at (703) 720-7894/fax: (703) 720-7801 of Squire, Sanders and Dempsey L.L.P. In addition, if you have any further questions that relate specifically to Hercules, you may call David A. Katz of Wachtell, Lipton, Rosen and Katz at (212) 403-1309.

Very truly yours,

/s/ Jeffrey J. Margulies	/s/ David A. Katz

cc:	David L. Hausrath

Richard G. Dahlen

Abby E. Brown

Jonathan H. Gordon

EXHIBIT 1

LETTER OF TRANSMITTAL

to accompany share(s) formerly representing

shares of common stock, no par value, of

Hercules Incorporated

in exchange for 0.0930 of a share of common stock of

Ashland Inc. and $18.60 in cash, per share,

pursuant to the merger

of

ASHLAND SUB ONE, INC.,

a wholly-owned subsidiary of ASHLAND INC.

with and into

HERCULES INCORPORATED

The Exchange Agent for the Merger is:

NATIONAL CITY BANK

By Hand:	By Courier:	By Mail:
National City Bank Shareholder Services Operations Loc. 01-5352 Third Floor North Annex 4100 West 150th Street Cleveland, OH 44135	National City Bank Shareholder Services Operations Loc. 01-5352 Third Floor North Annex 4100 West 150th Street Cleveland, OH 44135	National City Bank Shareholder Services Operations Loc. 01-5352 P.O. Box 94720 Cleveland, OH 44101-4720

For Information Call (800) 622-6757

THIS LETTER OF TRANSMITTAL SHOULD BE COMPLETED, SIGNED AND SUBMITTED, TOGETHER WITH YOUR SHARE(S) FORMERLY REPRESENTING ONE OR MORE SHARES OF COMMON STOCK OF HERCULES INCORPORATED TO ONE OF THE ADDRESSES SET FORTH ABOVE. DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

IF SHARES ARE REGISTERED IN DIFFERENT NAMES, A SEPARATE LETTER OF TRANSMITTAL MUST BE SUBMITTED FOR EACH DIFFERENT REGISTERED OWNER. SEE INSTRUCTIONS 4 AND 5. IF CERTIFICATE(S) HAS/HAVE BEEN LOST, STOLEN OR DESTROYED, SEE INSTRUCTION 8.

DESCRIPTION OF SHARE(S) ENCLOSED
Name(s) and Address(es) of Shareholder(s) (Please fill in, if Blank, Exactly as Name(s) Appear(s) on Share(s))	Shares Enclosed (Attach additional list if necessary) (See Instruction 3)
	Share Number(s)	Total Number of Shares Represented by Share Certificate(s)
Certificate Number(s)

Total Shares

SPECIAL INSTRUCTIONS FOR CASH PAYMENT

SPECIAL PAYMENT INSTRUCTIONS	SPECIAL CHECK DELIVERY INSTRUCTIONS
(See Instructions 1, 4, 5 and 6)	(See Instructions 1, 4, and 5 )

To be completed ONLY if the check for the cash payment to be issued in exchange for Share(s) surrendered herewith is to be issued in the name of someone other than the undersigned.

To be completed ONLY if the check for the cash payment to be issued in exchange for Share(s) surrendered herewith is to be sent to someone other than the undersigned or to the undersigned at an address other than that appearing under “Description of Share(s) Enclosed.”

Issue check to:
Name	Mail check to:
(Please Print)	Name
Address:	(Please Print)
Address:

(Include Zip Code)
(Include Zip Code)

(Taxpayer Identification or Social Security Number) (See Substitute Form W-9)

Affix Medallion Stamp Here	Affix Medallion Stamp Here

SPECIAL INSTRUCTIONS FOR SHARE CERTIFICATES

SPECIAL TRANSFER INSTRUCTIONS	SPECIAL CERTIFICATES DELIVERY INSTRUCTIONS
(See Instructions 1,4,5 and 6)	(See Instructions 1,4, and 5)

To be completed ONLY if the certificate to be issued in exchange for Share(s) surrendered herewith is to be issued in a name other than the undersigned.

To be completed ONLY if the certificate(s) to be issued in exchange for Share(s) surrendered herewith is to be sent to someone other than the undersigned or to the undersigned at an address other than that appearing under “Description of
Share(s) Enclosed.”

Please issue certificate to:	Mail check to:
Name:
Name
(Please Print)	(Please Print)
Address:	Address:

(Include Zip Code)	(Include Zip Code)

Affix Medallion Stamp Here	Affix Medallion Stamp Here

NOTE: SIGNATURES MUST BE PROVIDED BELOW.

PLEASE READ THE FOLLOWING AND THE ACCOMPANYING

INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

In connection with the merger (the “Merger”) of Ashland Sub One, Inc. (“Sub”), a Delaware corporation and wholly-owned subsidiary of Ashland Inc. (“Ashland”), with and into Hercules Incorporated, a Delaware corporation (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of July 10, 2008, by and among the Company, Sub and Ashland, the undersigned registered holder (the “Shareholder”) of shares of common stock, no par value per share, of the Company (“Company Common Stock”), or the transferee or assignee of such Shareholder, hereby submits and surrenders to you the above described shares

(“Share(s)”) in exchange for 0.0930 of a share of Ashland common stock and $18.60 per Share (the “Merger Consideration”), with cash being paid for any fractional shares and subject to any withholding of taxes required by applicable law.

The undersigned represents that the undersigned has full authority to surrender the Share(s), free and clear of all liens, claims and encumbrances. The undersigned will, upon request, execute and deliver any additional documents reasonably deemed appropriate or necessary by National City Bank (the “Exchange Agent”) in connection with the surrender of the Share(s). The undersigned hereby irrevocably constitutes and appoints the Exchange Agent the true and lawful agent and attorney-in-fact of the undersigned with respect to the undersigned’s Share(s) with full power of substitution (such power-of-attorney being deemed to be an irrevocable power coupled with an interest), to deliver the Share(s), together with all accompanying evidences of transfer and authenticity, upon receipt by the Exchange Agent, as the undersigned’s agent, of the consideration therefor, for cancellation by the Exchange Agent. All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned.

The undersigned understands that surrender is not made in acceptable form until receipt by the Exchange Agent of this Letter of Transmittal, duly completed and signed, together with all accompanying evidences of authority in form reasonably satisfactory to Ashland and any other required documents. The undersigned hereby acknowledges the delivery of the Share(s) shall be effected, and risk of loss and title to the Share(s) shall pass, only upon proper delivery thereof to the Exchange Agent. All questions as to validity, form and eligibility of any surrender of Share(s) hereunder will be made by the reasonable determination of Ashland, which reasonable determination shall be final and binding on all parties.

The undersigned understands that the cash payment and issuance of Ashland common stock certificates for surrendered Share(s) will be made as promptly as practicable after surrender of Share(s) is made in acceptable form.

Following receipt of the undersigned’s Share(s) and a properly completed Letter of Transmittal, the Merger Consideration will be delivered to the undersigned in payment for the shares formerly represented by the Share(s) surrendered pursuant to this Letter of Transmittal at the address specified under “Description of Share(s) Enclosed” unless otherwise indicated under “Special Instructions for Cash Payment” or “Special Instructions for Share Certificates” above.

Again, if you have any questions, please contact National City Bank toll-free at (800) 622-6757.

Questions and requests for assistance may be directed to the Exchange Agent at its address and telephone number found below. Additional copies of this Letter of Transmittal and other documents may be obtained from the Exchange Agent and will be furnished promptly at the Company’s expense. You may also contact your broker, dealer, commercial bank, trust company, or other nominee for assistance in connection with the Merger.

COPIES OF THE LETTER OF TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED, WILL BE ACCEPTED. THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT OR DELIVERED BY EACH SHAREHOLDER OR HIS OR HER BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO THE EXCHANGE AGENT AT ONE OF ITS ADDRESSES SET FORTH BELOW.

The Exchange Agent for the Merger is:

NATIONAL CITY BANK

By Hand:	By Courier:	By Mail:
National City Bank	National City Bank	National City Bank
Shareholder Services Operations	Shareholder Services Operations	Shareholder Services
Loc. 01-5352	Loc. 01-5352	Loc. 01-5352
Third Floor North Annex	Third Floor North Annex	P.O. Box 94720
4100 West 150th Street	4100 West 150th Street	Cleveland, OH 44101-4720
Cleveland, OH 44135	Cleveland, OH 44135

FOR INFORMATION CALL (800) 622-6757

IMPORTANT — SIGN HERE (Please Also Complete the Substitute Form W-9 Provided in this Letter of Transmittal)
______________________________________________________________________________________________________

______________________________________________________________________________________________________
(SIGNATURE(S) OF SHAREHOLDER(S))

Dated: , 2008
(Must be signed by Shareholder(s) exactly as name(s) appear(s) on the Share(s) or on a security position listing or by person(s) authorized to become Shareholder(s) by certificate(s) and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please also provide the necessary information. See Instruction 4. For information concerning signature guarantees, see Instruction 1.)

Name(s): _______________________________________________________________________________________________

______________________________________________________________________________________________________
(Please Print)

Capacity (Full Title): _____________________________________________________________________________________

Address:	_____________________________________________________________________________________________

_______________________________________________________________________________________________________
(Include Zip Code)

Area Code and Telephone Number: __________________________________________________________________________

Taxpayer Identification or Social Security Number: ______________________________________________________________

(See Substitute Form W-9 and Instruction 6)

GUARANTEE OF SIGNATURE(S) (If required — See Instructions 1 and 4) Affix Medallion Stamp Here

INSTRUCTIONS

1. Guarantee of Signatures. No signature guarantee on this Letter of Transmittal is required (a) if this Letter of Transmittal is signed by the Shareholder(s) (which term, for purposes of this document, shall include any participant in The Depository Trust Company whose name appears on a security position listing as the owner of shares) of the Share(s) surrendered herewith, unless such holder has completed any of the boxes on the pages for “Special Instructions for Cash Payments” or “Special Instructions for Share Certificates” on this Letter of Transmittal, or (b) if such Share(s) are surrendered for the account of a firm which has been approved for this purpose by the Exchange Agent (an “Eligible Institution”). Eligible Institutions generally include banks, brokers, dealers, credit unions, savings associations and other entities which are members in good standing of the Securities Transfer Agents Medallion Program or the New York Stock Exchange Medallion Program. In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 4.

2. Delivery of Letter of Transmittal and Certificate(s). This Letter of Transmittal is to be completed by Shareholder(s) in accordance with the Instructions set forth herein. Share(s) together with a properly completed and duly executed Letter of Transmittal, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent.

THE METHOD OF DELIVERY OF SHARE(S), THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE SHAREHOLDER(S) AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

3. Inadequate Space. If the space provided herein is inadequate, the Certificate number(s) and/or the number of shares should be listed on a separate signed schedule attached hereto.

4. Signature on Letter of Transmittal Stock Powers and Endorsements. If this Letter of Transmittal is signed by the Shareholder(s) of the Share(s) surrendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the Certificate(s)/statement/advice without alteration, enlargement or any change whatsoever.

If any of the Share(s) surrendered hereby is held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

If more than one Share is surrendered herewith and such Share(s) are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Shares.

When this Letter of Transmittal is signed by the registered owner(s) of the Share(s) listed and transmitted hereby, no endorsements of Share(s) or separate stock powers are required unless such holder has completed any of the boxes on the pages for “Special Instructions for Cash Payments” or “Special Instructions for Share Certificates.” Signatures on such Share(s) or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Share(s) listed, the Share(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear(s) on the Share(s). Signatures on such Share(s) or stock powers must be guaranteed by an Eligible Institution. See Instruction I.

If this Letter of Transmittal or any Certificate or stock power is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and proper evidence satisfactory to the Exchange Agent of their authority so to act must be submitted.

5. Special Payment, Transfer and Delivery Instructions. If a check for the cash payment is to be issued for Share holdings formerly representing shares surrendered herewith in the name of a person other than the signer(s) of this Letter of Transmittal or if such check is to be sent to someone other than the signer(s) of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. If shares to be issued for Share holdings formerly representing shares surrendered herewith are to be sent to someone other than the signer(s) of this Letter of Transmittal or to an address other than that shown above or are to be issued in a name other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed.

6. Important Tax Information.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY FEDERAL TAX ADVICE CONTAINED HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THE ADVICE IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTION OR THE MATTERS ADDRESSED HEREIN; AND (C) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Under U.S. federal income tax law, a Shareholder whose Share is surrendered herewith is generally required to provide the Exchange Agent with such Shareholder’s correct taxpayer identification number (“TIN”) on the enclosed Substitute Form W-9, or, alternatively, to establish another basis for exemption from backup withholding. If such Shareholder is an individual, the TIN is her or his social security number. If a Shareholder has been notified by the Internal Revenue Service (“IRS”) that such holder is subject to backup withholding, such holder must cross out item (2) of the Certification in Part II of the Substitute Form W-9, unless such holder has since been notified by the IRS that such holder (or other payee) is no longer subject to backup withholding. In addition to potential penalties, failure to provide the information on the Substitute Form W-9 may subject the Shareholder (or other payee) to 28% U.S. federal income tax withholding on any payments made pursuant to the merger.

To prevent backup withholding, each surrendering Shareholder that is a U.S. person (including a resident alien) must provide (i) its correct TIN by completing the Substitute Form W-9 attached hereto, certifying, under penalties of perjury, (1) that the TIN provided is correct (or that the Shareholder is awaiting a TIN), (2) that such Shareholder is not subject to backup withholding because (A) such holder is exempt from backup withholding, or (B) the holder has not been notified by the IRS that the holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the IRS has notified the holder that such holder is no longer subject to backup withholding, and (3) that the Shareholder is a U.S. person (including a U.S. resident alien), or (ii) if applicable, an adequate basis for exemption. If the surrendering Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, he or she should write “Applied For” in the space provided for the TIN in Part I. If “Applied For” is written in Part I, the Shareholder (or other payee) must also complete the Certificate of Awaiting Taxpayer Identification Number below. If “Applied For” is written in Part I and the Certificate of Awaiting Taxpayer Identification Number is completed, the Exchange Agent will withhold 28% of all payments made pursuant to the merger to such Shareholder (or other payee), unless a TIN is provided to the Exchange Agent by the time of payment.

Certain Shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a Shareholder that is not a U.S. person to qualify as an exempt recipient, the Shareholder must submit an appropriate IRS Form W-8, signed under penalties of perjury, attesting to that Shareholder’s exempt status. Non-U.S. holders may obtain the appropriate IRS Form W-8 from the IRS website (http://www.irs.gov) or by contacting the Exchange Agent at the addresses set forth on the front and back of this Letter of Transmittal. Exempt Shareholders that are U.S. persons should furnish their TIN, indicate their exempt status on the Substitute Form W-9, and sign, date and return the Substitute Form W-9 to the Exchange Agent. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for more instructions.

If backup withholding applies, the Exchange Agent is required to withhold 28% of any such payments made to the Shareholder (or other payee). Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding may be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Each Shareholder (or other payee) is required to give the Exchange Agent the TIN (e.g., social security number or employer identification number) of the record owner of the Shares tendered or of the last transferee appearing on the transfers attached to, or endorsed on, such Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report.

7. Requests for Assistance and Additional Copies. Requests for assistance may be directed to, or additional copies of this Letter of Transmittal and the “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” may be obtained from, the Exchange Agent at its addresses set forth on the cover of this Letter of Transmittal.

8. Lost, Destroyed or Stolen Certificates. In the event that the undersigned is unable to deliver to the Exchange Agent any Certificate(s) representing shares due to loss, theft or destruction of such Certificate(s), this Letter of Transmittal may nevertheless be submitted, together with any other documents which may be required, subject to acceptance at the discretion of the Company; provided, however, among other requirements, that the undersigned agrees to sign the form of Affidavit which is enclosed herewith. The Exchange Agent will forward to the undersigned any additional documentation necessary to be completed in order to effectively surrender such loss, stolen or destroyed Certificate(s). This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed Certificate(s) have been followed. No interest will be paid on amounts due for such or any Certificate(s).

9. Validity of Surrender, Irregularities. All questions as to validity, form and eligibility of any surrender of the Share(s) hereunder will be made by the reasonable determination of Ashland (which may delegate power in whole or in part to the Exchange Agent), and such reasonable determination shall be final and binding. Ashland (which may delegate power in whole or in part to the Exchange Agent) reserves the right to waive any irregularities or defects in the surrender of any Share(s) and its interpretations of the terms and conditions of the Merger Agreement and of this Letter of Transmittal (including these instructions) with respect to such irregularities or defects shall be final and binding. A surrender will not be deemed to have been made until all irregularities and defects have been cured or waived.

IF FURTHER INSTRUCTIONS ARE NECESSARY, CONTACT

THE EXCHANGE AGENT AT (800) 622-6757.

AFFIDAVIT OF LOST, MISSING OR DESTROYED CERTIFICATE(S) AND

AGREEMENT OF INDEMNITY

If you cannot produce some or all of the Company’s stock Shares, you must complete the below affidavit and obtain a lost instrument open penalty surety bond, as explained below. THIS AFFIDAVIT IS INVALID IF IT IS NOT SIGNED BELOW AND A CHECK IS NOT INCLUDED.

TOTAL SHARES LOST
Please Fill In Certificate No(s), if Known	Number of Shares

Attach separate schedule if needed

By signing this form I/We swear, depose and state that: I/We am/are the lawful owner(s) of the share(s) hereinafter referred to as the “securities” described in the Letter of Transmittal. The securities have not been endorsed, pledged, cashed, negotiated, transferred, assigned, or otherwise disposed of. I/We have made a diligent search for the securities and have been unable to find it or them and make this Affidavit for the purpose of inducing the sale, exchange, redemption, or cancellation of the securities, as outlined in the Letter of Transmittal, without the surrender of the original(s), and also to request and induce Seaboard Surety Company to provide surety ship for me to cover the missing securities under its Blanket Bond # 782664. I/We hereby agree to surrender the securities for cancellation should I/We, at any time, find the securities.

I/We hereby agree for myself/ourselves, my/our heirs, successors, assigns and personal representatives, in consideration of the proceeds of the sale, exchange, redemption or cancellation of the securities, and the aforementioned surety ship, to indemnify, protect and hold harmless Seaboard Surety Company (the Surety), National City Bank, National City Corporation, all their subsidiaries and any other party to the transaction, from and against any and all loss, costs, and damages including court costs and attorney’s fees, which they may be subject to or liable for in respect to the sale, exchange, redemption, or cancellation of the securities without requiring surrender of the original securities. The rights accruing to the parties under the preceding sentence shall not be limited or abridged by their negligence, inadvertence, accident, oversight, breach or failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or may have occurred. I/We agree that this Affidavit and Indemnity Agreement is to become part of Blanket Bond # 782664 underwritten by Seaboard Surety Company.

Any person who, knowingly and with intent to defraud any insurance company or other person, files an application or statement of claim, containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to civil penalties as prescribed by law.

X Signed by Affiant (stockholder)
(Deponent) (Indemnitor) (Heirs Individually)

on this (date)
Month Day Year

Social Security #

Subscribed and sworn to me this:___________________________
Notary	_______________________________________________

My commission expires on:________________________________

X Signed by Affiant (stockholder)
(Deponent) (Indemnitor) (Heirs Individually)

on this (date)
Month Day Year

Social Security #

Subscribed and sworn to me this:___________________________
Notary	_______________________________________________

My commission expires on:________________________________

Lost Securities Surety Premium/Service Fee Calculation

The following formula should be used to calculate the surety premium, if any, and service fee that you must submit with this form.

1. Calculate the share value of the lost Shares by multiplying the number of Shares that are lost by the Cash Rate:

•	Enter number of Share(s) lost × (Cash Rate) $ = $ share value

•

If the Share value exceeds $100,000, or if the stockholder is foreign or deceased, do not complete this affidavit. Complete only the Transmittal Form and contact National City Bank regarding the lost certificate(s).

2. Calculate the Surety Premium line below.

•	The surety premium equals 2% (.02) of the share value noted in line 1 above: $ × (2%) or (.02) = $

•	Please note that the minimum charge for the Surety Premium is $25.00.

Please enclose a certified check or cashier’s check for the required amount, made payable to Seaboard Surety Company.

THE SUBSTITUTE FORM W-9 BELOW MUST BE COMPLETED AND SIGNED. Please provide your social security number or other taxpayer identification number (“TIN”) and certify that you are not subject to backup withholding.

Substitute Form W-9

Department of the Treasury Internal Revenue Service

Payer’s Request for TIN and Certification

Name

Please check the appropriate box indicating your status:

☐  Individual/Sole Proprietor; ☐  Corporation; ☐  Partnership; ☐  Other

☐   Exempt from backup withholding

Address (number, street, and apt. or suite no.)

City, state, and ZIP code

Part I

TIN

PLEASE PROVIDE YOUR TIN ON THE APPROPRIATE LINE AT THE RIGHT. For most individuals, this is your social security number. If you do not have a number, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. If you are awaiting a TIN, write “Applied For” in this Part I and complete the “Certificate Of  Awaiting Taxpayer Identification Number” below and see Instruction 6 (Important Tax Information).

Social Security

    |    |    |    |    |    |    |    |

                OR

Employer Identification Number

    |    |    |    |    |    |    |    |

Part II

Certification

Under penalties of perjury, I certify that:

(1)	the number shown on this form is my correct TIN (or I am waiting for a number to be issued to me), and
(2)

I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3)	I am a U.S. person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign

Here

Signature of

U.S. Person

Date

NOTE: FAILURE TO COMPLETE AND RETURN THE SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE MERGER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

COMPLETE THE FOLLOWING CERTIFICATION IF YOU WROTE “APPLIED FOR”

INSTEAD OF A TIN ON THE SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of all reportable payments made to me will be withheld.

Sign

Here

Signature of

U.S. Person

Date

GUIDELINES FOR CERTIFICATION OF

TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer—Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this type of account:		Give the name and social security number of –	For this type of account:	Give the name and employer identification number of –
1. Individual		The individual	6. Sole proprietorship or single member LLC	The owner(3)

2. Two or more individuals (joint account)		The actual owner of the account or, if combined funds, the first individual on the account(1)	7. A valid trust, estate, or pension trust	The legal entity(4)

3. Custodian account of a minor (Uniform Gift to Minors Act)		The minor(2)	8. Corporate or LLC electing corporate status on Form 8832	The corporation

4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor- trustee(1)	9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

	b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)	10. Partnership or multi-member LLC	The partnership

5. Sole proprietorship or single- owner LLC		The owner(3)	11. A broker or registered nominee	The broker or nominee

			12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s Social Security number.
(3)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your Social Security number or your employer identification number (if you have one).
(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE:	If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a taxpayer identification number, apply for one immediately. To apply for a Social Security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for a taxpayer identification number, or Form SS-4, Application for Employer Identification Number, to apply for an employer identification number. You can get Forms W-7 and SS-4 from the IRS by calling 1 (800) TAX-FORM, or from the IRS Web Site at www.irs.gov.

Payees Exempt From Backup Withholding

Payees specifically exempted from backup withholding include:

1. An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

2. The United States or any of its agencies or instrumentalities.

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

4. A foreign government or any of its political subdivisions, agencies or instrumentalities.

5. An international organization or any of its agencies or instrumentalities.

Payees that may be exempt from backup withholding include:

6. A corporation.

7. A foreign central bank of issue.

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

9. A futures commission merchant registered with the Commodity Futures Trading Commission.

10. A real estate investment trust.

11. An entity registered at all times during the tax year under the Investment Company Act of 1940.

12. A common trust fund operated by a bank under Section 584(a).

13. A financial institution.

14. A middleman known in the investment community as a nominee or custodian.

15. A trust exempt from tax under Section 664 or described in Section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

If the payment is for . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt recipients except for 9
Broker transactions	Exempt recipients 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker

Exempt payees should complete a substitute Form W-9 to avoid possible erroneous backup withholding. Furnish your taxpayer identification number, check the appropriate box for your status, check the “Exempt from backup withholding” box, sign and date the form and return it to the payer. Foreign payees who are not subject to backup withholding should complete an appropriate Form W-8 and return it to the payer.

Privacy Act Notice. Section 6109 requires you to provide your correct taxpayer identification number to payers who must file information returns with the IRS to report interest, dividends, and certain other income paid to you to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your return and may also provide this information to various government agencies for tax enforcement or litigation purposes and to cities, states, and the District of Columbia to carry out their tax laws, and may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Failure to Furnish Taxpayer Identification Number. If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information with Respect to Withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE

INTERNAL REVENUE SERVICE

EXHIBIT 2

Interoffice Memo
Human Resources
Wilmington, Delaware
[Date]

To:	Holders of Hercules Stock Options

From:	J. Douglas Hill – Human Resources

IMPACT OF ASHLAND MERGER ON STOCK OPTIONS

The following describes how your existing Hercules stock options will be handled pursuant to the acquisition of Hercules by Ashland. Also included is an election form that must be completed and returned to Nancy Deleski no later than [3 weeks from date above]. This election is contingent on Ashland acquiring Hercules. If the merger is not completed, this election and the treatment of your Hercules stock options described in this memo will be void.

If the merger is completed, all your current stock options will vest, meaning you have the right to exercise them without delay.

Your Election

Each holder of an outstanding Hercules stock option as of the closing of the merger is being given a choice of receiving:

i.	Converted options to purchase shares of Ashland common stock, subject to pro rata reduction if the conversion election is oversubscribed, (not a taxable event) or

ii.	A cash amount based on the value of the merger consideration in exchange for cancellation of each outstanding Hercules stock option (less applicable tax withholdings).

Default Election

If you do not make an election, your Hercules stock options will be converted into options to purchase shares of Ashland common stock, subject to pro rata reduction if the conversion election is oversubscribed. Any underwater Hercules stock options will automatically be converted into options to purchase shares of Ashland common stock.

Conversion Election

If you elect to have your Hercules stock options convert into Ashland stock options, then the terms and conditions of the converted options will remain the same as those of the Hercules stock options, except that your converted Ashland stock options will be fully vested and exercisable and will be adjusted as described in the immediately following sentence. The number of shares of Ashland common stock underlying the converted option will be determined by multiplying:

•	the number of shares of Hercules common stock subject to the Hercules stock option, times
•	the special exchange ratio referred to below,

and rounding the result down to the nearest whole share.

The per share exercise price of these converted options will be determined by dividing:

•	the per share exercise price of the Hercules stock option by
•	the special exchange ratio referred to below,

and rounding the result up to the nearest whole cent.

Holders of Hercules Stock Options – Page 2

The “special exchange ratio” is the sum of (x) 0.0930 plus (y) the quotient of $18.60 divided by the average, rounded to the nearest cent, of the closing sale prices of Ashland common stock on the NYSE as reported by The Wall Street Journal for the ten trading days prior to closing (such average, the “Ashland Average Close”).

This conversion formula is designed to preserve the intrinsic value of the Hercules stock options immediately prior to and immediately following the completion of the merger.

Cash Election

If you elect to receive cash, the cash payment (less applicable withholdings) will be equal to the product of

•	the number of shares of Hercules common stock subject to the Hercules stock options, and
•	the excess (if any) of (x) the sum of (1) $18.60 plus (2) 0.0930 times the Ashland Average Close over (y) the exercise price per share of the Hercules stock option.

Pro Rata Reduction

In the event that the number of shares of Ashland common stock issuable upon the exercise of converted Ashland stock options, when taken together with the other shares of Ashland common stock to be issued pursuant to the merger agreement would cause Ashland to exceed a limitation under the merger agreement on the total number of shares of Ashland common stock issuable in connection with the merger, the in-the-money Hercules stock options that otherwise would become converted Ashland stock options will be subject to pro rata reduction. Any in-the-money Hercules stock options that are so reduced will be cancelled in exchange for the payment described above under “Cash Election.”

Election Form

The attached election form uses an estimated Ashland Average Close of $41.17 for illustrative purposes. The actual Ashland Average Close will be determined using the closing sale prices for the ten trading days prior to closing. Therefore, the calculations in the attached election form are only estimates and are for illustrative purposes only. Actual calculations will differ from the calculations set forth in the election form based on the actual Ashland Average Close. You should review the impact of this election with your tax, financial and/or estate-planning advisor. Your election is irrevocable and subject to the terms of the merger agreement.

Please return the election form to Nancy Deleski (Hercules Plaza/3410 NE) by [3 weeks from date above]. This election will be valid only if the acquisition of Hercules by Ashland is completed. If you have any questions, please call Nancy on 302-594-7045 (FAX 302-594-6483).

HERCULES NON-QUALIFIED STOCK OPTION ELECTION FORM - ASHLAND TRANSACTION

Name:	Employee #:

Assumptions for Calculation Estimate (for illustrative purposes only): Ashland Average Close = $41.17

Actual Ashland Average Close will be the average, rounded to the nearest cent, of the closing sale prices of Ashland stock for the 10 business days prior to the merger, as reported on the NYSE.

I hereby request, as indicated below, that my Hercules Stock Options be converted to Ashland Stock Options or cashed out:

			CONVERTED STOCK OPTION		CASH ELECTION		ELECTION – CHECK ONE
Hercules Grant Date	Hercules Option Price $	# of Hercules Options	Whole # of Converted Options (# of Hercules Options x Special Exchange Ratio of 0.5448)(1)	Converted Option Price$(2)	Difference between Cash Out Amount $22.43 & Hercules Option Price $(3)	Cash Election Amount $ Subject to Required Tax Withholding(4)	Converted Stock Option(5)	Cash Election
7/19/1999	$37.75	1,500	817	$69.30	0.00	0.00	X	N/A
2/18/2000	$17.25	40,000	21,791	$31.67	$5.18	$207,200.00
5/9/2002	$11.91	4,275	2,328	$21.87	$10.52	$44,973.00
2/21/2007	$21.04	7,336	3,996	$38.63	$1.39	$10,197.04
Total		53,111

(1)Special Exchange Ratio (EXAMPLE ONLY):
Exchange Ratio	0.0930
+ Cash Consideration (18.60) / Avg Close (41.17)	0.4518

Special Exchange Ratio =	0.5448

(2)Converted Option Price (EXAMPLE ONLY):
Hercules Option Price divided by Special Exchange Ratio, rounded up to nearest whole cent

(3)Cash Out Amount (EXAMPLE ONLY):
Cash Consideration	18.60
+ Stock Consideration Cash Value*	3.83

Cash Out Amount =	22.43
*Stock Consideration Cash Value = Exchange Ratio (0.0930) times Avg Ashland Close ($41.17)

(4)# of Hercules Options times difference between Cash Out Amount $ and Hercules Option Price $
(5)Subject to pro rata reduction if the conversion election is oversubscribed

Employee Signature:	Date:
Home Address:	Home Phone:
Work Phone:

Human Resources Signature:

Treasurer’s Signature

Forwarded to Ashland’s Equity Administrator:

MUST BE COMPLETED AND RETURNED NO LATER THAN [3 Weeks from Date of Letter] TO

NANCY DELESKI - PLAZA / 3410 NE

THIS ELECTION IS IRREVOCABLE AND SUBJECT TO THE TERMS OF THE MERGER AGREEMENT